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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Québec, but has not yet become final for the purpose of the sale of securities.  Information contained in this preliminary short form prospectus may not be complete and may have to be amended.  The securities may not be sold until a receipt for this short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold in the United States or on account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) absent such registration or applicable exemptions from such registration.  This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to U.S. persons.  See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation (as defined herein) at Suite 575 – 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, telephone (604) 669-6660 and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue

March 9, 2011

KISKA METALS CORPORATION

$15,065,000

13,100,000 Units

This short form prospectus is being filed to qualify the distribution (the “Offering”) of 13,100,000 units (the “Offered Units”) of Kiska Metals Corporation (“Kiska” or the “Corporation”) at a price of $1.15 per Offered Unit (the “Offering Price”).  Each Offered Unit will consist of one common share in the capital of the Corporation (a “Common Share”) and one half of one transferable common share purchase warrant (each full common share purchase warrant, a “Warrant”).  Each whole Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one common share (each, a “Warrant Share”) at an exercise price of $1.60 on or before 5:00 p.m. (Vancouver time) on the date that is 24 months from the closing of the Offering, after which time the Warrants will be void and of no value.  The Offered Units will be sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated March 9, 2011 among the Corporation, Raymond James Ltd. as lead underwriter (the “Lead Underwriter”), National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc. and Union Securities Ltd. (collectively, the “Underwriters”).  The Offering Price and the terms of the Offered Units were determined by negotiation between the Corporation and the Lead Underwriter.  See “Plan of Distribution”.

Price:  $1.15 per Offered Unit

	Price to the Public	Underwriters’ Commission(1)	Net Proceeds to the Corporation(2)
Per Offered Unit	$1.15	$0.069	$1.081
Total Offering(3) (4)	$15,065,000	$903,900	$14,161,100

Notes:

(1)

In consideration for the services rendered by the Underwriters in connection with the Offering, the Underwriters will be paid a cash fee equal to 6% of the gross proceeds of the Offering (including proceeds realized from the exercise by the Underwriters of the Over-Allotment Option (as defined herein), if any).

(2)

After deducting the Underwriters’ Commission, but before deducting the expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $200,000 and will be paid by the Corporation from the proceeds of the Offering.

(3)

The Corporation has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,965,000 Offered Units (the “Additional Units”) at a price of $1.15 per Additional Unit at any time until 30 days after the Closing Date (as defined herein) to cover over-allotments, if any, and for market stabilization purposes.  This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Units to be issued upon exercise of the Over-Allotment Option.  Unless the context otherwise requires, all references to the “Common Shares” and the “Warrants” in this prospectus include the common shares and warrants that comprise the Additional Units.  See “Plan of Distribution”.  Any purchaser who acquires securities forming part of the over-allocation position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

(4)

If the Over-Allotment Option is exercised in full, the price to the public, Underwriters’ Commission and net proceeds to the Corporation (not including the estimated expenses of the Offering) will be $17,324,750, $1,039,485 and $16,285,265, respectively.

The following table sets forth the number of securities of the Corporation issuable to the Underwriters pursuant to the Over-Allotment Option:

Underwriters’ Position	Maximum size	Percentage of the Offering	Exercise period or Acquisition date	Exercise price or Acquisition price
Over-Allotment Option	1,965,000 Additional Units	15% of the number of Offered Units sold under the Offering	At any time until 30 days following the closing of the Offering	$1.15 per Additional Unit

The Underwriters propose to offer the Offered Units initially at the Offering Price specified above.  After a reasonable effort has been made to sell all of the Offered Units at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Units remaining unsold.  Any such reduction will not affect the proceeds received by the Corporation.  See “Plan of Distribution”.

An investment in the Offered Units involves a high degree of risk and must be considered highly speculative due to the nature of the Corporation’s business and the present stage of exploration and development of its mineral properties.  Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this short form prospectus.  See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors”.

The outstanding common shares of the Corporation are listed and posted for trading on the TSX Venture Exchange (the “TSX-V”) under the symbol “KSK”.  On March 2, 2011, the last trading day prior to the date of the news release announcing the Offering, the closing price of the common shares on the TSX-V was $1.18.  The Corporation has applied to list the Common Shares, the Warrants and the Warrant Shares on the TSX-V.  Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX-V.  There is currently no market through which the Warrants may be sold and, if the Warrants are not listed, accordingly, purchasers may not be able to resell the Warrants purchased under this prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation.

The Underwriters offer to purchase, on a bought deal basis, the Offered Units, in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, subject to the approval of certain legal matters on behalf of the Corporation by Fraser Milner Casgrain LLP and on behalf of the Underwriters by McCullough O’Connor Irwin LLP.  Subscriptions will be received subject to rejection, in whole or in part, and the right is reserved to close the subscription books at any time without prior notice.  Other than in respect of Offered Units sold to purchasers in the United States and to U.S. persons, which will be represented by individual certificates representing the Common Shares and Warrants comprising the Offered Units, one or more book entry-only certificates representing the balance of the Common Shares and Warrants will be issued in registered form to the CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the date of the closing of the Offering (the “Closing Date”), which is expected to take place on or about March 23, 2011, or such other date as may be agreed upon by the Corporation and the Underwriters, but in any event not later than 42 days following the date of the receipt for this short form prospectus.  A purchaser of Offered Units (other than a purchaser of Offered Units in the United States or a U.S. person) will receive only a customer confirmation from the registered dealer through which the Offered Units are purchased.

The Corporation’s head office and registered office is located at Suite 575 – 510 Burrard Street, Vancouver, British Columbia V6C 3A8.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

1

Reserve and Resource Disclosure

2

DOCUMENTS INCORPORATED BY REFERENCE

2

THE CORPORATION

5

the whistler PROJECT

7

CONSOLIDATED CAPITALIZATION

13

USE OF PROCEEDS

14

PLAN OF DISTRIBUTION

15

DESCRIPTION OF securities being offered

17

PRIOR SALES

18

TRADING PRICE AND VOLUME

20

ELIGIBILITY FOR INVESTMENT

21

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

22

RISK FACTORS

24

INTEREST OF EXPERTS

25

auditors, transfer agent and registrar

26

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

26

AUDITOR’S CONSENT

A-1

CERTIFICATE OF THE CORPORATION

C-1

CERTIFICATE OF THE UNDERWRITERS

C-2

1

Readers should rely only on information contained or incorporated by reference in this short form prospectus.  The Corporation has not authorized anyone to provide the reader with different information.  The Corporation is not making an offer of the Offered Units in any jurisdiction where the offer is not permitted.  Readers should not assume that the information contained in this short form prospectus is accurate as of any date other than the date on the front of this short form prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus and the documents incorporated by reference contain “forward looking statements” concerning anticipated developments and events that may occur in the future.  Forward looking statements include, but are not limited to, statements with respect to the future price of minerals, the estimation of mineral resources, the realization of mineral resource estimates, costs and timing of the development of mineral projects, success of exploration activities, the interpretation of drill results and other data, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward looking statements contained in this short form prospectus and the documents incorporated by reference herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources, the realization of mineral resource estimates, metal prices, the timing and amount of future exploration and development expenditures, the availability of necessary financing and materials to continue to explore and develop the Whistler Project (as defined herein) in the short and long term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters.  While the Corporation considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.  Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined, risks relating to current exploration and development activities, risks relating to changes in prices and the worldwide demand for and supply of gold, copper and related products, risks related to increased competition in the market for gold, copper and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, the risk of currency fluctuations, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Whistler Project (as defined herein) may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, and environmental risks.  Also, see “Risk Factors” in this short form prospectus and in the documents incorporated by reference herein.

Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward looking statements.

Readers are cautioned that the foregoing list of factors is not exhaustive.  The forward looking statements contained in this short form prospectus, and the documents incorporated by reference herein, are expressly qualified by this cautionary statement.  These forward looking statements are made as of the date of this short form prospectus and, except as required by applicable securities laws in Canada, neither the Corporation nor any of the Underwriters undertakes any obligation to publicly update or revise any forward looking statements and readers should also carefully consider the matters discussed under the heading “Risk Factors” in this short form prospectus and in the documents incorporated by reference herein.

Reserve and Resource Disclosure

This short form prospectus has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The definitions of proven and probable mineral reserves used in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7.  Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historic average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Accordingly, information contained in this short form prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada, other than Québec.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at Suite 575 - 510 Burrard Street, Vancouver, British Columbia V6C 3A8, telephone (604) 669-6660, and are also available electronically at www.sedar.com under the Corporation’s profile.  The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) are not incorporated by reference in this short form prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada other than Québec, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)

the material change report dated February 5, 2010 in connection with the grant of 250,000 incentive stock options;

(b)

the material change report dated February 22, 2010 in connection with the announcement of a private placement (the “Spring 2010 Placement”);

(c)

the material change report dated March 3, 2010 in connection with the announcement of the completion of the first tranche of the Spring 2010 Placement;

(d)

the material change report dated March 12, 2010 in connection with the completion of the second and final tranche of the Spring 2010 Placement;

(e)

the annual report on Form 20-F for the transition period from February 1, 2009 to December 31, 2009, as the Corporation’s current annual information form, filed on SEDAR on April 23, 2010 (the “Annual Information Form”);

(f)

the management information circular of the Corporation dated May 13, 2010 prepared in connection with the annual and special meeting of the shareholders of the Corporation held on June 23, 2010, filed on SEDAR on May 28, 2010;

(g)

the material change report dated June 28, 2010 in connection with the grant of 250,000 incentive stock options;

(h)

the material change report dated July 13, 2010 in connection with the grant of 2,500,000 incentive stock options;

(i)

the material change report dated July 21, 2010 in connection with the announcement of a private placement (the “Summer 2010 Placement”);

(j)

the material change report dated July 30, 2010 in connection with the increase in size of the Summer 2010 Placement;

(k)

the material change report dated August 10, 2010 in connection with the completion of the brokered portion of the Summer 2010 Placement;

(l)

the material change report dated August 16, 2010 in connection with the completion of the non-brokered portion of the Summer 2010 Placement;

(m)

the material change report dated August 23, 2010 in connection with drill results at the Whistler Project;

(n)

the material change report dated September 1, 2010 in connection with the decision by Kennecott Exploration Company (“Kennecott”) to not exercise back-in rights with respect to the Whistler Project;

(o)

the amended and restated audited consolidated balance sheet of the Corporation as at December 31, 2009 and the amended and restated consolidated statement of operations and comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2009, together with the auditors’ report thereon and the notes thereto, filed on SEDAR on November 25, 2010;

(p)

the amended and restated management’s discussion and analysis and results of operations and financial condition of the Corporation for the year ended December 31, 2009, filed on SEDAR on November 25, 2010;

(q)

the unaudited comparative consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2010 and 2009, together with the notes thereto, except for the notice disclosed on the cover page thereof pursuant to Section 4.3(3)(a) of National Instrument 51-102 – Continuous Disclosure Obligations, filed on SEDAR on November 26, 2010;

(r)

management’s discussion and analysis of results of operations and financial condition of the Corporation for the three and nine months ended September 30, 2010, filed on SEDAR on November 26, 2010;

(s)

the material change report dated January 13, 2011 in connection with results of a revised mineral resource estimate for the Whistler Project;

(t)

the NI 43-101 technical report entitled “Resource Estimate Update for the Whistler Gold Copper Deposit and Results of Property Wide Exploration” submitted on February 15, 2011 by R.J. Morris, M.Sc., P.Geo., Robert J. Tucker, P.Eng and Susan C. Bird, M.Sc., P.Eng. of Moose Mountain Technical Services (“MMTS”) in connection with the Corporation’s Whistler Project, filed on SEDAR on February 28, 2011 (the “Technical Report”); and

(u)

the material change report dated March 4, 2011 in connection with the Offering.

Any document of the type referred to above and any other document required to be incorporated by reference under Section 11.1 of Form 44-101F1 - Short Form Prospectus filed by the Corporation with the securities commissions or similar regulatory authorities in each of the provinces of Canada other than Québec after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

Any statement in this short form prospectus contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE CORPORATION

The Corporation is in the business of mineral exploration and development.  The Corporation has mineral properties in the Yukon, British Columbia and in Australia, and its corporate office is located in Vancouver, British Columbia, Canada.  The Corporation’s principal property is the Whistler Project, a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 160 kilometres northwest of Anchorage (the “Whistler Project”).

The Corporation was incorporated under the laws of British Columbia on March 21, 1980.  It was continued from British Columbia to the Yukon on October 10, 1996 and thereafter underwent a series of name changes.  On January 28, 2005, the Corporation was the subject of a reverse takeover, following which its name was changed to “Geoinformatics Exploration Inc.”  On August 5, 2009, the Corporation acquired Rimfire Minerals Corporation by way of a plan of arrangement and the name of the Corporation was changed to “Kiska Metals Corporation”.  The Corporation was continued from the Yukon to British Columbia on July 30, 2010.

On December 31, 2010 the Corporation completed an internal reorganization to simplify and rationalize its corporate structure.  The following chart illustrates the corporate structure of the Corporation and its subsidiaries as at the date of this short form prospectus:

Recent Developments

The Whistler Project

Overview

At the conclusion of active exploration at the end of September 2010, the camp facility at Puntilla Lake was dismantled and a new camp facility was built adjacent to the newly constructed airstrip on the north side of the Skwentna River.  The new camp is located only 2.5 kilometres from the Whistler Project resource and within the area of focused exploration and drilling.

In January 2011, construction of a 193 kilometre ice road was commenced by the Corporation. The ice road is currently being used to transport fuel, equipment and materials for the 2011 exploration program to the Whistler Project site.

On March 5, 2011, the Corporation commenced the first phase of a 31,000-metre drill program at the Whistler Project.  The objective of the drill program is to delineate the four early-stage gold-copper porphyry discoveries (Island Mountain, Raintree West, Raintree East and Rainmaker) identified to-date.  In addition, exploration will focus on the discovery of new gold-copper porphyry deposits in the Whistler Orbit through gridbased drill testing of high priority areas as outlined by geophysics, geology and reconnaissance drill holes.

Kennecott Agreement

As part of the amended standardization agreement with Kennecott dated June 12, 2009 (the “Kennecott Agreement”), the Company agreed to complete a specified work program with defined amounts of geophysics and drilling on several targets within the Whistler Project area.  Upon completion of the full program, under the terms of the Kennecott Agreement, Kennecott had the option to elect whether to exercise its back-in rights in respect of the Whistler Project or relinquish such rights and revert to a royalty.  Kennecott notified the Corporation at the end of August that it would not exercise its right to back in on the Whistler Project, but would retain a 2% net smelter return royalty on the Whistler Project.  The Company now owns 100% of the Whistler Project subject to the 2% net smelter return royalty held by Kennecott and underlying advance royalty payments.  Certain claims are also subject to a 1.5% net smelter return royalty (1.0% of which can be purchased for $10,000,000) held by Kent Turner.

Financings

In March 2010, the Corporation completed a non-brokered private placement of 9,092,500 units at a price of $0.66 per unit, for gross proceeds of approximately $6,001,050.  Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant entitling the holder to purchase, for a period of one year from the closing of the private placement, one common share at a price of $0.92 per share.

In August 2010, the Corporation completed a concurrent brokered and non-brokered private placement of 7,848,414 units at a price of $0.82 per unit, for gross proceeds of approximately $6,435,699.  Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant entitling the holder to purchase, for a period of two years from the closing of the private placement, one common share at a price of $1.15 per share.

Non-Core Asset Sales

On September 17, 2010, the Corporation entered into a share purchase agreement (the “Evrim Agreement”) with Evrim Metals Corporation (“Evrim”) pursuant to which the Corporation sold to Evrim its Mexican subsidiary, Minera Geoinformatica S.A. de C.V. (“Minera”), which held all of the Corporation’s Mexican properties and a geological database for Mexico and parts of the United States.  Evrim also assumed the Corporation’s Mexican offices and staff.  Pursuant to the terms of the Evrim Agreement, Evrim issued two million shares to the Corporation and agreed to issue ongoing performance-based share payments.  Evrim further agreed to the appointment of a representative of the Corporation to its board of directors.

In late 2010, the Corporation sold all of its shares of Clancy Exploration Limited (“Clancy”), a junior exploration company listed on the Australian Securities Exchange, for proceeds of $2,305,579.  The Corporation had owned a 26% interest in Clancy.

The Corporation’s disposition of its interests in Minera and Clancy were carried out as part of the Corporation’s ongoing strategic review of its non-core assets for the purpose of maximizing shareholder value and better allocating the Corporation’s capital and resources in relation to the Whistler Project.

Management

Effective January 4, 2011, Adrian Rothwell, CA, was appointed to the position of Chief Financial Officer of the Corporation.  Mr. Rothwell holds a Bachelor in Economics from Macquarie University, Sydney, Australia and is a Chartered Accountant with the Institute of Chartered Accountants of British Columbia and Australia.  Mr. Rothwell has held senior positions within the mining industry for the last 15 years.

Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Annual Information Form and the other materials incorporated by reference into this short form prospectus.  See “Documents Incorporated by Reference”.

the whistler PROJECT

The following description of the Whistler Project is a reproduction of the summary contained in the Technical Report, which summary has been conformed to be consistent with other disclosure in this short form prospectus.  The entire Technical Report is incorporated by reference into and forms an integral part of this short form prospectus.

Summary

The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 150 km northwest of Anchorage.  MMTS was commissioned to update the resource estimate for the Whistler Project and to report on the exploration results over the entire property.

The Whistler Project comprises 868 State of Alaska mining claims covering an aggregate area of approximately 527 km2.  The centre of the property is located at 152.566°longitude west and 61.983°latitude north.  The Whistler Project is located in the drainage of the Skwentna River.  Elevation varies from about 400 m above sea level in the valley floors to over 5,000 m in the highest peaks resulting in quite a spectacular landscape.  A base camp is established near the Skwentna River, approximately 3 kilometres from the Whistler Deposit.  The camp is adjacent to a 3,000 ft gravel airstrip for wheel-based aircraft.  The camp is equipped with diesel generators, a satellite communication link and tent structures on wooden floors.  Although chiefly used for summer field programs the camp is winterized and can be used year-round.

The Whistler Project is owned by Kiska.  Kiska was formed in 2009 by the merger of Geoinformatics Exploration Inc. (“Geoinformatics”) and Rimfire Minerals Corporation in order to advance exploration on the Whistler Project.  The rights to the Whistler Project were acquired by Geoinfomatics from Kennecott in 2007 subject to exploration expenditures totalling a minimum of USD$5.0 million over two years and two underlying agreements.  At this time, Kennecott retained certain back-in rights to acquire up to sixty percent of the Whistler Project.

The first underlying agreement is a Mineral Lease Agreement between Mr. Kent Turner and Kennecott dated July 3, 2003 granting to Kennecott and its successors a renewable 30-year lease on twenty-five unpatented State of Alaska Claims containing the Whistler gold-copper deposit.  In consideration of the lease, Kent Turner is entitled to advance annual royalty payments of USD$50,000 at the anniversary of the agreement and deductible against a 1.5 percent net smelter return royalty.  Kiska can purchase 1.0 percent of the net smelter return royalty for a payment of US$10,000,000.  The agreement also provides for minimum annual exploration expenditures of USD$100,000 since February 1, 2006.

The second underlying agreement is an earlier agreement between Cominco American Incorporated and Mr. Kent Turner dated October 1, 1999.  This agreement concerns a 2.0% net profit interest held by Cominco American Incorporated in connection with the Turner Claims.

In June 2009, Geoinformatics and Kennecott defined a legally-binding work program required to trigger Kennecott’s back-in rights over the Whistler Project.  The work program called for Geoinformatics to complete defined amounts of geophysics and drilling on several targets within the Whistler Project area.  Once the full program was completed, Kennecott would decide on whether to exercise its right to back in or relinquish back-in rights and revert to a royalty.

The program (the "Trigger Program") included:

•

Up to 341 line km of 2D and 3D Induced Polarization geophysics on regional targets; and

•

Drilling of a minimum of 20 holes with a minimum depth of 200 m per hole, for at least 7000 m in aggregate.

The Trigger Program, conducted from July 2009 to July 2010, was supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott.  In August 2010, Kiska delivered a technical report to Kennecott summarizing the results of the completed Trigger Program.  In September 2010, Kennecott informed Kiska that it would not exercise its back-in right on the Whistler Project and hence retained a 2% net smelter return royalty on the Whistler Project.  From this point, Kiska continued to drill and explore the Whistler Project for the duration of the 2010 field season, including drilling the Whistler deposit followed by a new resource estimate, and step-out drilling at the Raintree West and Island Mountain Breccia Zone prospects.

Mineral exploration in the Whistler Project area was initiated by Cominco Alaska in 1986, and continued through 1989.  During this period, the Whistler and the Island Mountain gold-copper porphyry occurrences were discovered and partially tested by drilling.  In 1990, Cominco’s interest waned and all cores from the Whistler Project region were donated to the State of Alaska.  The property was allowed to lapse.

In 1999, Kent Turner staked twenty-five State of Alaska mining claims at the Whistler Project and leased the property to Kennecott.  From 2004 through 2006 Kennecott conducted extensive exploration of Whistler Project region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization, the evaluation of the Whistler Project gold-copper occurrence with fifteen core boreholes (7,948 m) and reconnaissance core drilling at other targets in the Whistler region (4,184 m).  Over that period Kennecott invested over USD$6.3 million in exploration.

From 2007 through 2008, Geoinformatics drilled 12 holes for 5,784 metres on the Whistler deposit and 6 holes for 1,841 m on other exploration targets in the Whistler Project area.  Drilling by Geoinformatics on the Whistler deposit was done to infill the deposit to sections spaced at seventy-five metres and to test for the north and south extensions of the deposit.  Exploration drilling by Geoinformatics in the Whistler Project area targeted geophysical anomalies in the Raintree and Rainmaker areas, using the same basic porphyry exploration model as Kennecott.

Alaskan geology consists of a collage of various terrains that were accreted to the western margin of North America as a result of complex plate interactions through most of the Phanerozoic.  The southernmost Pacific margin is underlain by the Chugach-Prince William composite terrain, a Mesozoic-Cenozoic accretionary prism developed seaward from the Wrangellia composite terrain.  It comprises arc batholiths and associated volcanic rocks of Jurassic, Cretaceous and early Tertiary age.

The Alaska Range represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 million years ("Ma") to 30 Ma and associated with a wide range of base and precious metals hydrothermal sulphide bearing mineralization.  The geology of Whistler Project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65 Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

Two main intrusive suites are important in the Whistler Project area:

1)

The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks generally older than 75.5 Ma with restricted extrusive equivalent.  These intrusions are commonly associated with gold-copper porphyry-style mineralization (Whistler deposit).

2)

The Composite Intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma.  Gold-copper veinlets and pegmatitic occurrences are characteristics of the Composite plutons (e.g. the Mt. Estelle prospect, the Muddy Creek prospect).

The Whistler Project was acquired by Kiska for its potential to host magmatic hydrothermal gold and copper mineralization.  Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust.  Exploration work completed by Kennecott has uncovered several gold-copper sulphide occurrences exhibiting characteristics indicative of magmatic hydrothermal processes and suggesting that the project area is generally highly prospective for porphyry gold-copper deposits.

The Whistler gold-copper deposit is the most important style of exploration target on the Whistler Project.  Drilling by Cominco Alaska, Kennecott and Kiska was successful in delineating gold-copper sulphide mineralization associated with at least three diorite porphyry intrusive phases.  The oldest phase exhibits the best gold-copper mineralization, while the third and youngest is typically barren.  On surface, the gold-copper mineralization extends over an area measuring 750 m by 250 m and from the surface to depths ranging between 200 m and 750 m.

Little details are available for the sampling procedures used by Cominco Alaska.

Kennecott used industry best practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2006.  The procedures are documented in detailed manuals describing all aspects of the exploration data collection and management.  All assay samples were prepared by the Alaska Assay Laboratory, in Fairbanks, Alaska and assayed at either the Alaska Assay Laboratory (2004) or the accredited ALS-Chemex laboratory in Vancouver, British Columbia.  Samples were assayed for gold by conventional fire assay and a suite of elements including the usual metals by aqua regia digestion and inductively coupled plasma atomic emission spectroscopy.  Kennecott used industry best practices quality control measures during its exploration at Whistler.

Kiska is using the procedures developed by Kennecott for the Whistler Project.

MMTS visited the Whistler Project on September 13 and 14, 2010 while active drilling was ongoing.  The purpose of the site visit was to inspect and ascertain the geological setting of the Whistler Project, witness the extent of historical exploration work carried out on the property and assess logistical aspects and other constraints relating to conducting exploration work in this area.

MMTS conducted a series of routine verifications to ensure the reliability of the electronic data provided by Kiska, and believes the electronic data are reliable.  MMTS visually examined assaying quality control data produced by Kiska and believes these data are reliable for resource estimation.

The mineral resource model presented herein represents an updated estimate for the Whistler gold-copper deposit.  The first resource estimate was completed by SRK, effective December 31, 2007.

The Whistler deposit is a structurally controlled porphyry deposit with Au, Cu and Ag as the primary economic metals.  There have been four major intrusive episodes which define the mineralization at the Whistler Project, the earliest, Main Stage Porphyry, being that of principal mineralization.  A major northwest trending fault (the Divide Fault) is used to segregate the mineralization into two domains prior to grade interpolation.  There is some evidence that lateral offsets of as much as 100 m may have occurred along this fault.

Statistical analyses (cumulative probability plots, histograms, classic statistical values) of the assay data are used to confirm the domain selection, to decide if capping is necessary, and to determine the extent of non-mineralized zones within the diorite solid.  Assay data is then composited into 5 m intervals, honoring the domain boundaries, with composite statistics also compiled for comparisons.  The composites are then used to create relative variograms for Au, Cu and Ag grades using the MSDA module of the MineSight® software, thus establishing rotation and search parameters for the block model interpolation.

Validation of the model is completed by comparison of the block values with de-clustered composite values, with values interpolated by inverse distance, by the use of swath plots, as well by a visual inspection in section and plan across the property.

Specific gravity values are based on 21 measurements by ALS Chemex to give an average density of 2.72 for ore, and 2.60 for waste.

This resource estimate incorporates the results of 10 previously reported drillholes not included in the 2008 estimate, including five drillholes completed by Kiska in the fall of 2010.

The in situ resource by equivalent Au cutoff grade is given in Tables 3-1 and 3-2 for the Indicated and Inferred Resource respectively.  The in situ resource does not apply any mining dilution and recoveries, or processing recoveries.  Gold equivalent values are calculated using prices of $USD990/oz Au, $USD15.40/oz Ag and $USD2.9 1/lb Cu.

Table 3-1 Indicated In Situ Resource by Au Equivalent Cutoff (gpt)

Class	Au Equiv. Cutoff (gpt)	In Situ Ore (Kt)	In Situ Grades
			Au Equiv. (gpt)(1)	Au (gpt)	CU(%)	AG (gpt)
Indicated	0.0	121,075	0.6674	0.3678	0.1361	1.6799
	0.2	103,297	0.7617	0.4244	0.1539	1.8037
	0.3	89,683	0.8392	0.4758	0.1662	1.8918
	0.4	75,713	0.9297	0.5387	0.1791	1.9992
	0.5	64,405	1.0143	0.6000	0.1901	2.0891
	0.6	53,970	1.1044	0.6672	0.2010	2.1625
	0.7	44,747	1.1983	0.7395	0.2113	2.2349
	0.8	36,798	1.2956	0.8152	0.2215	2.3307
	0.9	30,564	1.3871	0.8879	0.2306	2.3937
	1.0	24,770	1.4900	0.9691	0.2410	2.4793
	1.1	19,991	1.5956	1.0532	0.2514	2.5634
	1.2	16,253	1.6980	1.1326	0.2627	2.6458
	1.3	13,078	1.8079	1.2173	0.2753	2.7073
	1.4	10,555	1.9184	1.3019	0.2881	2.8149
	1.5	8,279	2.0487	1.400	0.3042	2.9304
	1.6	6,814	2.1566	1.4789	0.3188	3.0497
	1.7	5,730	2.2533	1.5486	0.3324	3.1763
	1.8	4,676	2.3679	1.6354	0.3468	3.3171
	1.9	3,904	2.4695	1.7074	0.3620	3.4679
	2.0	3,360	2.5532	1.7720	0.3719	3.6398

(1)

Gold equivalent grade calculation is based on 100 percent recovery for gold, silver and copper; USD$990 per ounce gold, USD$15.40 per ounce silver and USD$2.91 per pound of copper.

Table 3-2 Inferred In Situ Resource by Au Equivalent Cutoff (gpt)

Class	Au Equiv. Cutoff (gpt)	In Situ Ore (Kt)	In Situ Grades
			Au Equiv. (gpt)(1)	Au (gpt)	CU(%)	AG (gpt)
Inferred(2)	0.0	562,458	0.3030	0.1513	0.0653	1.2951
	0.2	280.574	0.5508	0.2873	0.1191	1.5223
	0.3	218,428	0.6369	0.3433	0.1334	1.6091
	0.4	162,943	0.7355	0.4122	0.1474	1.7116
	0.5	122,384	0.8312	0.4822	0.1595	1.8087
	0.6	91,515	0.9270	0.5548	0.1705	1.8932
	0.7	66,976	1.0293	0.6335	0.1814	2.0067
	0.8	48,630	1.1357	0.7175	0.1917	2.1469
	0.9	35,037	1.2483	0.8072	0.2023	2.2787
	1.0	25,181	1.3661	0.9002	0.2139	2.4237
	1.1	18,982	1.4706	0.9813	0.2251	2.5292
	1.2	14,023	1.5840	1.0712	0.2368	2.6132
	1.3	10,319	1.7059	1.1697	0.2489	2.6691
	1.4	7,713	1.8260	1.2654	0.2618	2.722
	1.5	5,720	1.9568	1.3671	0.2771	2.8137
	1.6	4,465	2.0729	1.4563	0.2917	2.8867
	1.7	3,406	2.2056	1.5629	0.3064	2.9811
	1.8	2,663	2.3317	1.6700	0.3177	3.1116
	1.9	2,116	2.4549	1.7737	0.3306	3.1583
	2.0	1,741	2.5653	1.8576	0.3471	3.1923

(1)

Gold equivalent grade calculation is based on 100 percent recovery for gold, silver and copper; USD$990 per ounce gold, USD$15.40 per ounce silver and USD$2.91 per pound of copper.

(2)

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

The pit delineated resource is given in Table 3-3.  It uses a $7.50/tonne ore cut-off (approximately 0.3 g/t Au Eq cut-off at the base case prices) and yields an Indicated resource of 79.2M tonnes at 0.51 g/t gold, 0.17% copper and 1.97 g/t silver (2.25 M oz Au Eq) and an Inferred resource of 145.8M tonnes at 0.40 g/t gold, 0.15% copper and 1.75 g/t silver (3.35M oz Au Eq).

The new estimate substantially increases the size of the in-pit Indicated resource with a 164% increase in tonnes and a 68% increase in contained metal by Gold Equivalent ounces relative to the 2008 open pit resource estimate and substantially reduces the strip ratio of the resource from 1.93 to 1.32.  In the Inferred category (open pit), the new estimate reports a 19% increase in tonnes with a 16% decrease in contained Gold Equivalent ounces due to lower grades.

Table 3-3 Summary of Pit Delineated Resource, Whistler Deposit

2011 Whistler Deposit Resource Estimate
		Tonnes and Grade				Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq(2) g/t	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq(3) (Moz)
Open Pit Resource
Indicated(1)	79.2	0.51	1.97	0.17	0.88	1.28	5.03	302	2.25
Inferred(1)	145.8	0.40	1.75	0.15	0.73	1.85	8.21	467	3.35

(1)

Reported within a conceptual pit shell (45 degree pit slope angle) and based on an ore value cut-off of $7.50/t adjusted for metallurgical recovery and offsite costs.

(2)

Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper; USD$990 per ounce gold, USD$15.40 per ounce silver and USD$2.9 per pound of copper.

(3)

Totals may vary due to rounding.

The increase in tonnage and corresponding decrease in grade for the pit-delineated resource and the in-situ resource are due primarily to two factors.  The 2010 model, incorporating the latest reported drilling, utilized two geological domains (the Whistler Diorite Solid separated in east-west domains by the Divide Fault) whereas the 2008 model utilized grade shells to define the extent of mineralized domains.  The lowest grade shell in the 2008 model was defined at a 0.30g/t Au Eq cut-off and thus ignored lower grade drill hole data, outside of that shell.  This has the effect of decreasing the tonnage and increasing the grade of the deposit relative to the geological domains utilized in the 2010 estimate.  The second factor affecting the revised resource relates to the drilling completed since the 2008 estimate, which intersected lower grade material than what was predicted by the previous model, particularly on the periphery of the deposit.  This drilling also showed there may be a stronger structural control to mineralization than previously believed.

Kiska management is currently working under the assumption that a 60,000 tpd plant operating for 15 to 20 years, with head grades similar to the Whistler deposit Indicated resource, could result in a potentially economic project.  Management is currently of the belief that, with further drilling, exploration targets elsewhere on the property (Whistler Orbit, Island Mountain), may contribute toward this threshold tonnage.  This will be the focus of future exploration programs.

Property-wide exploration drilling has identified three additional areas of porphyry gold-copper mineralization outside of the Whistler deposit (the Raintree and Rainmaker prospects in the Whistler area and the Breccia Zone in the Island Mountain area).  In addition, property-wide airborne magnetic surveys and extensive Induced Polarization ground surveys have identified multiple porphyry exploration targets that warrant drill testing (Round Mountain, Puntilla, Canyon Creek, Snow Ridge, Spur, Old Man Breccia).  The Muddy Creek area, underlain by the 65Ma Composite Suite of intrusions, is geologically younger that the Whistler area, and represents a prospective area for Intrusion-Related gold mineralization.

The Raintree and Rainmaker prospect areas occur in the Whistler Orbit, a low-lying, glacial-till covered valley floor within a 3 kilometre radius of the Whistler deposit.  Gold-copper mineralization identified in these areas is geologically, texturally and mineralogically similar to the Whistler deposit (A- and B-style veins, potassic alteration of diorite porphyry) and hence may define clusters of similar-style porphyry centres in the Whistler Orbit.  The Raintree West zone is currently the most advanced mineralized zone in this prospect area, with the original discovery hole drilled in 2008 by Geoinformatics, followed by five holes drilled by Kiska in 2009 and 2010.  The discovery hole (RN-08-06), drilled to the east and targeting a 350 m wide, north to northeast trending magnetic anomaly, returned 160 metres grading 0.5 g/t gold, 6.02g/t silver, 0.10% copper, 0.20% lead, 0.46% zinc.  Further step-out drilling from this zone and elsewhere in the Raintree area is warranted.  The Rainmaker prospect was drilled by Kennecott in 2005 with a vertically-oriented diamond drillhole (05-DD-WH-REC-08) that encountered strong biotite and magnetite altered and silicified diorite porphyry containing thin chalcopyrite-bearing, A-style quartz veins and fine-grained chalcopyrite disseminations from surface (5.77 m) to 172 metres.  This entire interval of 166.23 m averaged 0.48 g/t gold and 0.17% copper.  Untested magnetic and IP anomalies in this area warrant follow-up drilling.

The original target at the Island Mountain Breccia Zone is an exposed 75 metre wide by 210 metre long northeast-trending actinolite-magnetite hydrothermal breccia body hosted by diorite porphyry.  Gold and copper mineralization within the breccia body is associated with chalcopyrite and pyrrhotite disseminations, whereas gold-only mineralization on the eastern flank of the breccia (Lower Zone mineralization) is associated with disseminated pyrrhotite.  In the discovery hole, IM09-001, the breccia body returned 150.0 metres averaging 0.72 ppm gold, 2.37 ppm silver and 0.16% copper from 44.0 to 194.0 metres, while the Lower Zone returned 106.9 metres averaging 1.22 ppm gold, 0.69 ppm silver and 0.05% copper from 280.0 to the 386.9 metres.  Subsequent step-out drilling from 50 metres centres has shown that Au-Cu mineralization is not restricted to the hydrothermal breccia body, but is also associated with an intrusive breccia 100 metres to the northwest that contains strong K-feldspar-biotite alteration with disseminated chalcopyrite (IM10-013).  The association of strong potassic and sodic alteration in both breccia bodies associated with gold and copper mineralization is indicative of the core of a porphyry system.  The potential depth extent of these breccias and the occurrence of untested breccia bodies for 800 metres along strike of the original discovery, warrant further drilling.  Metallurgical processing of samples from Island Mountain show excellent recovery rates and saleable Cu concentrate grades using conventional processing techniques.  The Lower Zone (disseminated Pyrrhotite) composite sample achieved nearly 90% Au recovery through a combination of selective flotation and cyanidation of tailings.  The upper composite sample (Actinolite-Magnetite breccia) achieved 75% Au recovery, further modification and optimization can be expected to greatly improve those results.  Processing infrastructure contemplated at Whistler, including conventional milling and flotation followed by cyanide leaching of tailings, matches what would be required at Island Mountain based on this early test work.

The first phase of a 31,000-metre drill program commenced March 5, 2011 at the 100% owned Whistler Project near Anchorage, Alaska.

CONSOLIDATED CAPITALIZATION

The following represents the Corporation’s consolidated capitalization as at September 30, 2010 both before and after the issuance of the Offered Units offered hereunder, adjusted to give effect to the material changes in the share and loan capital of the Corporation since September 30, 2010.  The table should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the nine months ended September 30, 2010, including the notes thereto and the related management’s discussion and analysis, which are incorporated by reference into this short form prospectus.  Since September 30, 2010, the date of the most recently filed consolidated financial statements of the Corporation incorporated by reference into this short form prospectus, the Corporation has issued 7,897,799 common shares through the exercise of warrants and stock options, as described under “Prior Sales” in this short form prospectus.

	As at September 30, 2010(1) (unaudited)	As at September 30, 2010 After Giving Effect to the Offering(1)(2)(3) (unaudited)	As at September 30, 2010 After Giving Effect to the Offering and the Exercise of the Over-Allotment Option(1)(3) (unaudited)
Share Capital	$76,028,519 (74,984,668 common shares)	$96,805,920 (95,982,467 common shares)	$99,065,670 (97,947,467 common shares)
Warrants	13,036,182 warrants	12,027,702 warrants	13,005,702 warrants
Options	6,401,096 options	6,073,127 options	6,073,127 options

Notes:

(1)

As at September 30, 2010, the Corporation had outstanding options to purchase common shares that could result in the issuance of up to 6,401,096 additional common shares.  As at September 30, 2010, the Corporation had outstanding warrants to purchase common shares that could result in the issuance of up to 13,036,182 additional common shares.

(2)

Assumes no exercise of the Over-Allotment Option.  If the Over-Allotment Option is exercised in full, the Corporation will have an additional 1,965,000 common shares outstanding and additional warrants outstanding to purchase common shares that could result in the issuance of up to 982,500 common shares.

(3)

Includes the issuance of 327,969 common shares issued on the exercise of options and 7,569,830 common shares issued on the exercise of warrants since September 30, 2010 for proceeds of $6,816,401.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Offered Units will be approximately $13,961,000 (or $16,085,265 if the Over-Allotment Option is exercised in full), after deducting the Underwriters’ Commission of $903,900 (or $1,039,485 if the Over-Allotment Option is exercised in full) and the expenses of the Offering estimated to be $200,000.  The Corporation’s working capital balance was approximately $7,800,000 as at February 28, 2011.  The working capital balance, together with the net proceeds of the Offering, are expected to be used as follows:

CDN$
Whistler Project
Project Support
Ice Road Construction and Equipment Mobilization	$280,000
Heavy Equipment	$390,000
Camp Support and Construction	$400,000
Total	$1,070,000
Drilling
Drilling Whistler Orbit	$6,700,000
Shallow Grid Drilling Whistler Orbit	$1,200,000
Drilling in Island Mountain	$4,300,000
Total	$12,200,000
Geological
Resource Modelling	$125,000
Metallurgical Studies	$150,000
Surface Geology and Geochemistry	$375,000
Airborne Geophysics Island Mountain	$180,000
Total	$830,000
Administrative
Property Payments	$250,000
Kiska Project Related Salary Costs	$650,000
Total	$900,000
Total Whistler Project	$15,000,000
Other Exploration Projects	$1,000,000
Working Capital for General Corporate Purposes(1)	$5,761,000
TOTAL	$21,761,000

Notes:

(1)

Working Capital for General Corporate Purposes means working capital that has not yet been allocated by the Corporation for a specific purpose.

The Corporation intends to allocate approximately $15,000,000 to the Whistler Project.  Of this total, $50,000 relates to an advanced royalty payment and $200,000 to annual state claim rental costs.  The Corporation plans to carry out a $12,200,000 exploration program distributed between the Whistler Orbit and Island Mountain prospect areas during 2011.  Surface geological surveys, airborne geophysical and more detailed Whistler deposit studies including metallurgical work and resource modeling are expected to total $830,000.  With respect to its other mineral exploration projects, the Corporation intends to allocate $1,000,000 between its Kliyul and Redton projects in British Columbia, in the upcoming 2011 summer season and on the Stawell project in Victoria, Australia in the period between April and June of 2011.

After deducting the Underwriters’ Commission and the estimated $200,000 for the expenses of the Offering, the Corporation will have $5,761,000 in working capital for general corporate purposes after the Offering.  It is anticipated that working capital will be deployed to the Corporation’s mineral exploration projects based on the success of current planned exploration programs.

The net proceeds to the Corporation from the exercise of the Over-Allotment Option, if any, will be applied to working capital and general corporate purposes.

Although the Corporation intends to use the net proceeds of the Offering as stated above, there may be circumstances where, for business reasons, a reallocation of funds may be necessary as may be determined at the discretion of the Corporation.  See “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement between the Corporation and the Underwriters, the Corporation has agreed to sell, and the Underwriters have agreed to purchase, on the Closing Date, but in any event no later than 42 days after the date of the receipt for the final short form prospectus, an aggregate of 13,100,000 Offered Units at a price of $1.15 per Offered Unit, payable in cash to the Corporation against delivery of the Offered Units.  The obligations of the Underwriters pursuant to the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement.  The Underwriters are, however, obligated to take up and pay for all of the Offered Units if any of the Offered Units are purchased under the Underwriting Agreement.

The Offered Units will be comprised of one Common Share and one-half of one transferable Warrant.  Each whole Warrant will entitle the holder thereof to acquire one Warrant Share at a price of $1.60 per Warrant Share for a period of 24 months from the Closing Date.

The Warrants will be created and issued pursuant to the terms of a warrant indenture (the “Warrant Indenture”) between the Corporation and Computershare Trust Company of Canada, as warrant agent for the holders of the Warrants (the “Warrant Agent”), to be entered into and dated as of the Closing Date.  The Warrant Indenture will contain certain provisions designed to protect the holders of Warrants against dilution upon the occurrence of certain events.  No fractional Warrants will be issued.

The Corporation has also granted the Underwriters an Over-Allotment Option, exercisable in whole or in part, to purchase up to 1,965,000 Additional Units at a price of $1.15 per Additional Unit at any time until 30 days from the Closing Date to cover over-allotments, if any, and for market stabilization purposes.  If the Underwriters exercise the Over-Allotment Option in full, the number of Offered Units issued under the Offering will be 15,065,000, the price to the public will be $17,324,750, the Underwriters’ Commission will be $1,039,485 and the net proceeds to the Corporation (not including the estimated expenses of the Offering), will be approximately $16,285,265.  This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the 1,965,000 Additional Units issuable on exercise of the Over-Allotment Option.

Pursuant to the Underwriting Agreement, for a period of 90 days from the Closing Date, the Corporation has agreed not to, without the prior consent of the Lead Underwriter on behalf of the Underwriters, issue any additional common shares or securities convertible into common shares, other than pursuant to the Over-Allotment Option, the Corporation’s existing stock option plan or other existing share compensation arrangements or currently outstanding convertible securities, or pursuant to property or share acquisitions in the ordinary course of business.

The Offering Price was determined based upon arm’s-length negotiations between the Corporation and the Lead Underwriter with reference to the prevailing market price of the common shares in accordance with the policies of the TSX-V.

Pursuant to the Underwriting Agreement, and in consideration of the services to be rendered by the Underwriters in connection with the Offering, the Underwriters will receive an Underwriters’ Commission of 6% of the gross proceeds of the Offering ($0.069 per Offered Unit) for an aggregate Underwriters’ Commission of $903,900 (assuming no exercise of the Over-Allotment Option).  The Corporation will also pay certain expenses, including legal and certain out-of-pocket expenses, incurred by the Underwriters in connection with the Offering as set forth in the Underwriting Agreement.  The Corporation has also agreed to indemnify the Underwriters, its affiliates and its respective directors, officers, partners, employees and agents against certain liabilities and expenses and will contribute to payments that the Underwriters may be required to make in respect thereof.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Units ends and all stabilization arrangements relating to the Offered Units are terminated, bid for or purchase common shares of the Corporation.  The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of common shares if the bid or purchase is made through the facilities of the TSX-V in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriters, or if the client’s order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules; and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules.  The Underwriters may engage in market stabilization or market balancing activities on the TSX-V where the bid for or purchase of the common shares is for the purpose of maintaining a fair and orderly market in the common shares, subject to price limitations applicable to such bids or purchases.  Such transactions, if commenced, may be discontinued at any time.

In Canada, this short form prospectus qualifies the distribution of the Common Shares and Warrants sold pursuant to the Offering.

The issued and outstanding common shares of the Corporation are listed on the TSX-V under the symbol “KSK”.  On March 2, 2011, the last trading day prior to the date of the news release announcing the Offering, the closing price of the Corporation’s common shares on the TSX-V was $1.18.  The Corporation has applied to list the Common Shares, the Warrants and the Warrant Shares on the TSX-V.  Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX-V.  There is currently no market through which the Warrants may be sold and, accordingly, purchasers may not be able to resell the Warrants purchased under this prospectus.  This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation.

The Offering is being made in each of the provinces of Canada, other than Québec.  In addition, the Underwriters may offer the Offered Units outside of Canada in compliance with local securities laws.

The Offered Units have not been and will not be registered under the U.S. Securities Act or any securities or “blue sky” laws of any state of the United States.  Accordingly, the Offered Units may not be offered or sold, directly or indirectly, within the United States except in accordance with an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.  In addition, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Units outside the United States in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement permits the Underwriters, through certain of their U.S. broker-dealer affiliates, to offer the Offered Units to “accredited investors” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, as modified by the Dodd-Frank Wall Street Reform and Consumer Protection Act) that will purchase Offered Units from the Corporation as substituted purchasers pursuant to Rule 506 of Regulation D under the U.S. Securities Act and exemptions under applicable state securities laws.  Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Units outside the United States only in accordance with Regulation S under the U.S. Securities Act.

This short form prospectus does not constitute an offer to sell or a solicitation to buy any of the Offered Units in the United States.  In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the U.S. Securities Act.

The Underwriters propose to offer the Offered Units initially at the Offering Price specified above.  After a reasonable effort has been made to sell all of the Offered Units at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Units remaining unsold.  Any such reduction will not affect the proceeds received by the Corporation.

Other than the Offered Units sold in the United States which will be represented by individual certificates representing the Common Shares and Warrants comprising the Offered Units, one or more book entry-only certificates representing the Common Shares and Warrants comprising the Offered Units will be issued in registered form to CDS or its nominee and deposited with CDS on the Closing Date.  A purchaser of Offered Units (other than a purchaser of Offered Units in the United States) will receive only a customer confirmation from the registered dealer through which the Offered Units are purchased.

DESCRIPTION OF securities being offered

Common Shares

The Corporation is authorized to issue an unlimited number of common shares without par value.  All of the issued common shares are fully paid and non-assessable.  As of the date hereof, the Corporation has 83,211,398 common shares issued and outstanding.  As of the Closing Date, and assuming no further common shares of the Corporation are issued upon the exercise of outstanding warrants or options, the Corporation will have 96,311,398 common shares issued and outstanding or, if the Over-Allotment Option is exercised in full, the Corporation will have 98,276,398 common shares issued and outstanding.  See “Consolidated Capitalization”.

All of the authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets.  The holders of the common shares are entitled to receive notice of and attend all meetings of shareholders of the Corporation with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Corporation.  The holders of the common shares are entitled upon liquidation, dissolution or winding up of the Corporation to receive the remaining assets of the Corporation available for distribution to shareholders.

There are no provisions for exchange, conversion, exercise, redemption or retraction attached to the common shares.

Warrants

The Warrants will be governed by a Warrant Indenture to be entered into between the Corporation and the Warrant Agent.  The following is a summary only of the terms of the Warrants and is subject to the detailed provisions of the Warrant Indenture.  Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants.

Each whole Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $1.60 on or before 5:00 p.m. (Vancouver time) on the date that is 24 months from the Closing Date, after which time the Warrants will be void and of no value.

A register of holders will be maintained at the principal offices of the Warrant Agent in Vancouver, British Columbia.

The Warrant Indenture will provide that the share ratio and exercise price of the Warrants will be subject to adjustment in the event of a subdivision or consolidation of the common shares.  The Warrant Indenture will also provide for other customary adjustments, including, without limitation, if there is (a) any reclassification or change of the common shares, (b) any consolidation, amalgamation, arrangement or other business combination of the Corporation resulting in any reclassification or change of the common shares into other shares, or (c) any sale, lease, exchange or transfer of the Corporation’s assets as an entirety or substantially as an entirety to another entity, in which case each holder of a Warrant which is thereafter exercised shall receive, in lieu of common shares, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised the Warrants prior to the event.

The Corporation will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such events.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares.  Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of common shares would have.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants.  Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 50% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of not less than 66⅔% of the aggregate number of all then outstanding Warrants.

Warrant holders may obtain a copy of the Warrant Indenture upon request from the Corporation.

PRIOR SALES

During the 12-month period prior to the date of this short form prospectus, the Corporation has issued common shares and securities convertible into common shares as follows:

Date of Issuance or Sale	Description of Transaction	Number and Class of Securities Issued	Price Per Security / Exercise Price ($)
March 3, 2010	Private placement of units	6,720,000 units(1)	$0.66
March 12, 2010	Private placement of units	2,372,500 units(1)	$0.66
April 1, 2010	Exercise of warrants	34,482 common shares	$0.80
April 20, 2010	Exercise of warrants	45,000 common shares	$0.80
May 17, 2010	Exercise of warrants	80,000 common shares	$0.80
May 18, 2010	Exercise of warrants	112,500 common shares	$0.80
June 4, 2010	Exercise of warrants	61,457 common shares	$0.80
June 7, 2010	Exercise of warrants	750 common shares	$0.80
July 6, 2010	Exercise of stock options	244,444 common shares	$0.45
July 26, 2010	Exercise of stock options	48,938 common shares	$0.25
August 10, 2010	Private placement of units	5,003,414 units(2)	$0.82
August 16, 2010	Private placement of units	2,845,000 units(2)	$0.82
September 2, 2010	Exercise of warrants	17,500 common shares	$0.80
September 3, 2010	Exercise of warrants	205,000 common shares	$0.80
September 7, 2010	Exercise of warrants	145,000 common shares	$0.80
September 10, 2010	Exercise of warrants	4,275 common shares	$0.80
September 15, 2010	Exercise of stock options	42,500 common shares	$0.90
September 15, 2010	Exercise of warrants	16,000 common shares	$0.92
September 16, 2010	Exercise of warrants	40,000 common shares	$0.80
September 17, 2010	Exercise of warrants	25,000 common shares	$0.92
September 23, 2010	Exercise of warrants	15,000 common shares	$0.80
September 27, 2010	Exercise of warrants	7,500 common shares	$0.92
September 29, 2010	Exercise of warrants	25,000 common shares	$0.80
September 30, 2010	Exercise of warrants	2,325 common shares	$0.80
October 12, 2010	Exercise of stock options	11,111 common shares	$0.45
October 13, 2010	Exercise of warrants	60,000 common shares	$0.80
October 20, 2010	Exercise of warrants	15,000 common shares	$0.80
October 21, 2010	Exercise of warrants	30,000 common shares	$0.80
October 21, 2010	Exercise of warrants	20,000 common shares	$0.92
October 22, 2010	Exercise of warrants	75,000 common shares	$0.92
October 25, 2010	Exercise of warrants	25,000 common shares	$0.92
October 25, 2010	Exercise of warrants	293,500 common shares	$0.80
October 26, 2010	Exercise of warrants	35,000 common shares	$0.92
October 27, 2010	Exercise of warrants	22,500 common shares	$0.80
November 2, 2010	Exercise of warrants	90,000 common shares	$0.92
November 3, 2010	Exercise of warrants	287,500 common shares	$0.80
November 3, 2010	Exercise of warrants	40,000 common shares	$0.92
November 8, 2010	Exercise of warrants	67,500 common shares	$0.80
November 8, 2010	Exercise of warrants	20,000 common shares	$0.92
November 10, 2010	Exercise of warrants	83,500 common shares	$0.80
November 15, 2010	Exercise of warrants	755,000 common shares	$0.80
November 17, 2010	Exercise of stock options	33,222 common shares	$0.45
November 17, 2010	Exercise of stock options	30,000 common shares	$0.90
November 17, 2010	Exercise of stock options	42,500 common shares	$0.87
November 18, 2010	Exercise of warrants	77,000 common shares	$0.80
November 18, 2010	Exercise of warrants	1,655,000 common shares	$0.92
November 22, 2010	Exercise of warrants	15,900 common shares	$0.92
November 24, 2010	Exercise of warrants	49,965 common shares	$0.80
December 2, 2010	Exercise of stock options	8,700 common shares	$1.36
December 2, 2010	Exercise of stock options	8,700 common shares	$0.98
December 2, 2010	Exercise of stock options	110,000 common shares	$0.87
December 3, 2010	Exercise of warrants	60,000 common shares	$0.80
December 3, 2010	Exercise of warrants	20,100 common shares	$0.92
December 6, 2010	Exercise of warrants	25,000 common shares	$0.92
December 7, 2010	Exercise of stock options	11,111 common shares	$0.45
December 8, 2010	Exercise of warrants	108,000 common shares	$0.80
December 8, 2010	Exercise of warrants	4,500 common shares	$0.92
December 19, 2010	Exercise of stock options	32,625 common shares	$0.17
December 20, 2010	Exercise of warrants	315 common shares	$0.80
January 6, 2011	Exercise of warrants	50,000 common shares	$0.80
January 6, 2011	Exercise of stock options	15,000 common shares	$0.90
January 14, 2011	Exercise of warrants	7,500 common shares	$0.92
January 17, 2011	Exercise of warrants	2,700 common shares	$0.92
January 20, 2011	Exercise of warrants	35,400 common shares	$0.80
January 21, 2011	Exercise of warrants	15,000 common shares	$0.80
January 25, 2011	Exercise of warrants	5,000 common shares	$0.80
January 26, 2011	Exercise of warrants	25,000 common shares	$0.92
January 27, 2011	Exercise of warrants	750,000 common shares	$0.92
January 31, 2011	Exercise of warrants	70,000 common shares	$0.80
February 2, 2011	Exercise of warrants	45,000 common shares	$0.80
February 2, 2011	Exercise of warrants	187,500 common shares	$0.92
February 7, 2011	Exercise of warrants	15,000 common shares	$0.80
February 8, 2011	Exercise of stock options	25,000 common shares	$0.87
February 9, 2011	Exercise of warrants	35,000 common shares	$0.80
February 9, 2011	Exercise of warrants	28,000 common shares	$0.92
February 11, 2011	Exercise of warrants	25,000 common shares	$0.80
February 11, 2011	Exercise of warrants	18,750 common shares	$0.92
February 17, 2011	Exercise of warrants	75,350 common shares	$0.92
February 22, 2011	Exercise of warrants	935,500 common shares	$0.80
February 22, 2011	Exercise of warrants	62,500 common shares	$0.92
February 24, 2011	Exercise of warrants	90,000 common shares	$0.80
February 24, 2011	Exercise of warrants	842,000 common shares	$0.92
March 2, 2011	Exercise of warrants	15,000 common shares	$0.80
March 2, 2011	Exercise of warrants	228,500 common shares	$0.92
March 4, 2011	Exercise of warrants	36,350 common shares	$0.92
March 4, 2011	Exercise of warrants	34,500 common shares	$0.80

Notes:

(1)

Each unit consisted of one common share and one-half of one common share purchase warrant, each whole warrant exercisable for a period of one year from the date of issue at an exercise price of $0.92 per common share.

(2)

Each unit consisted of one common share and one-half of one common share purchase warrant, each whole warrant exercisable for a period of two years from the date of issue at an exercise price of $1.15 per common share.

Except as disclosed above, the Corporation has not issued any other common shares during the 12-month period prior to the date of this short form prospectus.

TRADING PRICE AND VOLUME

The principal market on which the common shares of the Corporation trade is the TSX-V.

Common Shares

The following table sets forth, for the periods indicated over the past 12 months prior to the date of this short form prospectus, the high and low closing sale prices and the aggregate volume of trading of the common shares of the Corporation on the TSX-V:

	TSX-V
Period	High ($)	Low ($)	Volume
2010
March	0.98	0.70	2,197,999
April	1.21	0.99	2,959,478
May	1.15	0.89	3,002,905
June	1.05	0.95	1,302,249
July	0.95	0.79	6,126,156
August	0.95	0.75	2,680,719
September	1.19	0.98	4,352,284
October	1.28	1.06	6,793,730
November	1.65	1.23	6,728,899
December	1.48	1.17	4,730,381
2011
January	1.32	1.05	6,419,576
February	1.37	1.24	3,229,797
March(1)	1.24	1.18	2,274,056

Note:

(1)

For the period from March 1, 2011 to March 8, 2011.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fraser Milner Casgrain LLP, counsel to the Corporation, based on the provisions of the Income Tax Act (Canada) (the “Act”) and the regulations thereunder (the “Regulations” and together with the Act, the “Tax Act”), provided that the Common Shares are listed on a designated stock exchange (which includes the TSX-V), the Common Shares, if issued on the date hereof, would be a qualified investment under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, tax-free savings accounts (“TFSA”), registered education savings plans, and registered disability savings plans (each a “Registered Plan”).

The Warrants will also be qualified investments on the Closing Date for any Registered Plan provided that on that date (i) the Common Shares are qualified investments for a Registered Plan (as described above); and (ii) neither the Corporation, nor any person with whom the Corporation does not deal with at arm’s length for the purposes of the Tax Act, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of, such Registered Plan, as well as any other person who does not deal at arm’s length with that person.

Notwithstanding the foregoing, a holder of Common Shares or Warrants will be subject to a penalty tax if the Common Shares or Warrants, as the case may be, are held in a TFSA and are a “prohibited investment” for a TFSA under the Tax Act.  However, the Common Shares and Warrants will not be prohibited investments for a TFSA held by a particular holder provided that for purposes of the Tax Act, the holder deals at arm’s length with the Corporation, and does not have a “significant interest” in either the Corporation or a person or partnership that does not deal at arm’s length with the Corporation.  Holders should consult their own tax advisors as to whether the Common Shares and the Warrants will be a prohibited investment in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fraser Milner Casgrain LLP, counsel to the Corporation, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act applicable to a purchaser of Offered Units pursuant to the Offering.  This summary is applicable only to a purchaser who, at all relevant times, is resident in Canada, deals at arm’s length with the Corporation and the Underwriters, is not affiliated with the Corporation or the Underwriters, and who will acquire and hold the Common Share and one-half of one Warrant comprising an Offered Unit as capital property, all within the meaning of the Tax Act (a “Holder”).  The Common Share and one-half of one Warrant comprising an Offered Unit will generally be considered to be capital property to a Holder unless the Holder acquired such property with a motivation of selling them at a profit, holds such securities in the course of carrying on a business or acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.  Certain Holders whose Common Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making an irrevocable election permitted by subsection 39(4) of the Tax Act in respect of all of the Holder’s Canadian securities.  This election does not apply to Warrants.  Holders should consult their own tax advisors regarding this election.

This summary does not apply to a purchaser that is a “financial institution” for purposes of the mark-to-market provisions of the Tax Act or that is a “specified financial institution” or to a purchaser, an interest in which is a “tax shelter investment”, each as defined in the Tax Act, or who has made a functional currency reporting election pursuant to the detailed provisions of the Tax Act.

This summary is based on the current provisions of the Tax Act and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) as of the date hereof.  This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.  This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action (any of which may be effective retroactively), nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Offered Units.  The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder.  It does not address the tax considerations relevant to a Holder that borrows in order to acquire Offered Units.  Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Allocation of Purchase Price

Holders will be required to allocate the cost of an Offered Unit between the Common Share and the one-half of one Warrant comprising the Offered Unit on a reasonable basis to determine their respective costs for purposes of the Tax Act.

The Corporation has advised counsel that, for its purposes, it intends to allocate $1.15 to the Common Share and nil to the one-half of one Warrant comprising each Offered Unit.  The Corporation has advised counsel that it believes that this allocation is reasonable; however, it is not binding on the CRA or the Holder.

The adjusted cost base to a Holder of a Common Share will be determined by averaging the cost of the newly acquired Common Share with the adjusted cost base of all other Common Shares held as capital property by the Holder at that time.  The portion of the cost of an Offered Unit allocated to the one-half of one Warrant will be the cost to the Holder of the one-half of one Warrant for the purposes of computing the adjusted cost base of all Warrants acquired by the Holder under the Offering.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share.  The cost of each Warrant Share acquired on the exercise of a Warrant will be equal to the aggregate of the Holder’s adjusted cost base of the Warrant immediately prior to the exercise of the Warrant and the amount, if any, paid to exercise the Warrant.  The cost of such Warrant Share will be averaged with the adjusted cost base of all other Common Shares held as capital property by the Holder at that time.

On the expiry of an unexercised Warrant, the Holder generally will realize a capital loss in an amount equal to the adjusted cost base of the Warrant to the Holder immediately prior to the time of expiry.

Taxation of Dividends on Common Shares

Dividends (including deemed dividends) received on Common Shares or Warrant Shares by a Holder who is an individual will be included in the Holder’s income and, with the exception of dividends received by certain trusts, will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from corporations resident in Canada, including the enhanced gross-up and dividend tax credit under the Tax Act in respect of “eligible dividends” designated by and received from taxable Canadian corporations.

Taxable dividends received by a Holder who is an individual (or certain trusts) will be relevant in computing possible liability for alternative minimum tax.  Holders should consult their own tax advisors with respect to the application of alternate minimum tax.

Dividends (including deemed dividends) received on Common Shares or Warrant Shares by a Holder that is a corporation will be included in computing the Holder’s income and will generally be deductible in computing the Holder’s taxable income.

A Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares or Warrant Shares to the extent such dividends are deductible in computing its taxable income.

Disposition of Common Shares or Warrants

A Holder who disposes of or is deemed to dispose of Common Shares, Warrant Shares or Warrants (other than on the exercise thereof) will generally realize a capital gain (or capital loss) to the extent that the Holder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of such Common Shares, Warrant Shares or Warrants to the Holder and any reasonable expenses associated with disposition.  Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Holder in a taxation year will be included in computing the Holder’s income for such year, and one-half of any capital loss (an “allowable capital loss”) realized by a Holder in a taxation year may be deducted from the Holder’s taxable capital gains realized in that year in accordance with the rules in the Tax Act.  Allowable capital losses in excess of taxable capital gains may be carried back three years or carried forward to a subsequent year and deducted against taxable capital gains realized in such years in accordance with the rules in the Tax Act.

If the Holder is a corporation, any capital loss arising on a disposition of a Common Share or Warrant Share in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, previously received on the share.  Analogous rules may apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

Capital gains realized by a Holder who is an individual (or certain trusts) will be relevant in computing possible liability for alternative minimum tax.  Holders should consult their own tax advisors with respect to the application of alternative minimum tax.

A Holder that is a “Canadian-controlled private corporation” as defined in the Tax Act may be subject to an additional refundable 6⅔% tax on its “aggregate investment income” (defined in the Tax Act to include taxable capital gains).

RISK FACTORS

An investment in securities of the Corporation involves a high degree of risk and must be considered highly speculative due to the high-risk nature of the Corporation’s business and the present stage of exploration and development of its mineral properties.  In addition to information set out or incorporated by reference in this short form prospectus, and in particular the risk factors described in the Annual Information Form, prospective investors should carefully consider the risk factors set out below.  Any one of such risk factors could materially affect the Corporation’s share price, financial condition and/or future operating results and could cause actual events to differ materially from those described in forward looking statements relating to the Corporation.

Market Price of Common Shares

There can be no assurance that an active market for the Common Shares and Warrants will be sustained after the Offering.  Securities of small-cap and mid-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.  The price of the Common Shares and the Warrants is also likely to be significantly affected by exploration results, short-term changes in commodity prices, the U.S. dollar, the Canadian dollar, and the Corporation’s financial condition or results of operations as reflected in its interim financial statements.  Other factors unrelated to the performance of the Corporation that may have an effect on the price of the Common Shares and Warrants include the following: the extent of analytical coverage available to investors concerning the business of the Corporation may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Common Shares and Warrants; the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and a substantial decline in the price of the Common Shares and Warrants that persists for a significant period of time could cause the Corporation’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.  If an active market for the Common Shares and Warrants does not continue, the liquidity of an investor’s investment may be limited and the price of the Offered Units may decline below the price at which the Offered Units are issued pursuant to the Offering.  If such a market does not develop, investors may lose their entire investment in the Offered Units.

As a result of any of these factors, the market price of the Common Shares and Warrants at any given point in time may not accurately reflect the long-term value of the Corporation.  Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities.  The Corporation may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Liquidity of the Warrants

It is not possible to predict the price at which the Warrants will trade in the secondary market or whether such market will be liquid or illiquid.  To the extent Warrants are exercised, the number of Warrants outstanding will decrease, resulting in a diminished liquidity for the remaining Warrants.  A decrease in the liquidity of the Warrants may cause, in turn, an increase in the volatility associated with the price of the Warrants.  To the extent that the Warrants become illiquid, an investor may have to exercise such Warrants to realize value.

Use of Proceeds

The Corporation currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds” in this short form prospectus.  However, management will have discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in “Use of Proceeds” if it is believed it would be in the best interests of the Corporation to do so as circumstances change.  The failure by management to apply these funds effectively could have a material adverse effect on the business of the Corporation.

Future Sales or Issuances of Securities

The Corporation may sell additional common shares of the Corporation or other securities in subsequent offerings.  The Corporation may also issue additional securities to finance future activities.  The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the common shares of the Corporation.  Sales or issuances of substantial numbers of common shares of the Corporation, or the perception that such sales could occur, may adversely affect prevailing market prices of the common shares of the Corporation.  With any additional sale or issuance of common shares of the Corporation, investors will suffer dilution to their ownership interests.

INTEREST OF EXPERTS

Certain legal matters relating to the issue and sale of the securities offered hereunder will be passed upon by Fraser Milner Casgrain LLP on behalf of the Corporation and by McCullough O’Connor Irwin LLP on behalf of the Underwriters.  As of the date of this short form prospectus, the partners and associates of Fraser Milner Casgrain LLP and the partners and associates of McCullough O’Connor Irwin LLP, as a group, own less than 1% of the issued and outstanding common shares of the Corporation.

The Technical Report was prepared in accordance with NI 43-101.  Certain technical information relating to the Corporation’s Whistler Project contained in this short form prospectus has been derived from the Technical Report.  The Technical Report is available on SEDAR at www.sedar.com.

The authors of the Technical Report, R.J. Morris, M.Sc., P.Geo., Robert J. Tucker, P.Eng and Susan C. Bird, M.Sc., P.Eng., as of the date hereof, do not own, beneficially, directly or indirectly, or exercise control or direction over, any securities of the Corporation.

The Corporation’s auditors, Hay & Watson, Chartered Accountants, prepared the auditor’s report for the Corporation’s annual financial statements for the year ended December 31, 2009.  As of the date of this short form prospectus, Hay & Watson is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

auditors, transfer agent and registrar

The auditors of the Corporation are Hay & Watson, Chartered Accountants, 1822 West 2nd Avenue, Vancouver, British Columbia, V6J 1H9.

The transfer agent and registrar for the common shares of the Corporation is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price of damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price of damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

We have read the short form prospectus dated March •, 2011 of Kiska Metals Corporation (the “Company”) relating to the sale of 13,100,000 Offered Units of the Company.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned short form prospectus of our auditors’ report to the shareholders of the Company on the amended and restated consolidated balance sheet of the Company as at December 31, 2009 and the amended and restated consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year then ended.  Our report was dated March 29, 2010, except as to Notes 1, 3, 15, 18 and 19 which were as of November 18, 2010.

Chartered Accountants

Vancouver, British Columbia

March •, 2011

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CERTIFICATE OF THE CORPORATION

Dated:  March 9, 2011

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(Signed) JASON WEBER Chief Executive Officer	(Signed) ADRIAN ROTHWELL Chief Financial Officer
On behalf of the Board of Directors
(Signed) DAVID CAULFIELD Director	(Signed) BIPIN GHELANI Director

CERTIFICATE OF THE UNDERWRITERS

Dated:  March 9, 2011

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

RAYMOND JAMES LTD. (Signed) LON SHAVER Vice President, Investment Banking
NATIONAL BANK FINANCIAL INC. (Signed) JASON HYNES Director, Investment Banking

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MACKIE RESEARCH CAPITAL CORPORATION (Signed) HOWARD KATZ Managing Director, Investment Banking	SCOTIA CAPITAL INC. (Signed) DON NJEGOVAN Director, Investment Banking	UNION SECURITIES LTD. (Signed) JOVAN STUPAR Managing Director, Head of Capital Markets

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